# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: eToro Group Ltd., CIK 0001493318
CUSIP: G32089107
Title of class of securities: Class A Common Shares, no par value per share
Address of issuer's principal executive offices: 30 Sheshet Hayamim St., Bnei Brak, Israel (L3), 5120261
Date of event which requires filing of this statement: 08/12/2026
Filed by CIK 0001407645
Persons authorized to receive notices and communications: Alexa Lyons, Chief Financial Officer, 200 Clarendon Street, Floor 59, Boston, Massachusetts (MA), 02116, 617-830-2000

## Reporting persons
- Spark Capital II, L.P. (CIK 0001407645): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Spark Capital Founders' Fund II, L.P. (CIK 0001430606): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Spark Management Partners II, LLC (CIK 0001600213): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Spark Capital Partners, LLC (CIK 0002098748): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Santo Politi (CIK 0001511711): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 2,107; shared voting power 0; sole dispositive power 2,107; shared dispositive power 0; aggregate amount beneficially owned 2,107 (0% of the class)
  Comment: Based on 66,806,610 Class A Common Shares outstanding as of April 15, 2026, reported by the Issuer in Exhibit 99.1 to its Report on Form 6-K filed with the Securities and Exchange Commission on April 21, 2026.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Shares, no par value per share
Name of issuer: eToro Group Ltd.
Address of issuer's principal executive offices: 30 Sheshet Hayamim St., Bnei Brak, Israel (L3), 5120261
Comment: Explanatory Note: This Amendment No. 4 (this Amendment) amends and supplements the Schedule 13D originally filed by the Reporting Persons with the SEC on May 21, 2025 and amended by that Amendment No. 1 filed by the Reporting Persons with the SEC on November 13, 2025, by the Amendment No. 2 filed by the Reporting Persons with the SEC on February 26, 2026 and by the Amendment No. 3 filed by the Reporting Persons with the SEC on May 15, 2026 (collectively, the Original Schedule 13D). Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13D remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Original Schedule 13D.

## Item 2. Identity and Background
Name of person filing: This Statement is being filed by Spark Capital II, L.P. (SC II), Spark Capital Founders' Fund II, L.P. (SCFF II), Spark Management Partners II, LLC (SMP II GP), Spark Capital Partners, LLC (SCP, and together with SC II, SCFF II, SMP II GP, the Reporting Entities) and Santo Politi (the Reporting Individual), a member of the Issuer's board of directors. The Reporting Entities and Reporting Individual are collectively referred to as the Reporting Persons. The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act is attached to the Original Schedule 13D and incorporated herein by reference. Each Reporting Person disclaims beneficial ownership of all securities reported in this Statement except to the extent of such Reporting Person's pecuniary interest therein, if any, other than those securities reported herein as being held directly by such Reporting Person.
Residence or business address: The information set forth in Item 2(b) of the Original 13D is incorporated herein by reference.
Present principal occupation or employment: The information set forth in Item 2(c) of the Original 13D is incorporated herein by reference.
Criminal convictions in the last five years: The information set forth in Item 2(d) of the Original 13D is incorporated herein by reference.
Civil proceedings (securities laws) in the last five years: The information set forth in Item 2(e) of the Original 13D is incorporated herein by reference.
Citizenship: The information set forth in Item 2(f) of the Original 13D is incorporated herein by reference.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information set forth in Item 3 of the Original 13D is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction: The information set forth in Item 4 of the Original 13D is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See Items 7-11 of the cover pages of this Amendment No. 4. The information reported on such cover pages is reported as of August 12, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: See Items 7-11 of the cover pages of this Amendment No. 4. The information reported on such cover pages is reported as of August 12, 2026.
Transactions in the class effected during the past sixty days:
On August 12, 2026, SC II effected a pro rata distribution without additional consideration of 3,559,007 shares of Class A Common Shares to SMP II GP and its limited partners.
On August 12, 2026, SCFF II effected a pro rata distribution without additional consideration of 23,280 shares of Class A Common Shares to SMP II GP and its limited partners.
On August 12, 2026, SMP II GP effected a pro rata distribution without additional consideration of the shares that it received in connection with such distributions from SC II and SCFF II to its members, including SCP.
On August 12, 2026, as a result of the pro rata distribution described in the immediately preceding sentence, SCP became the holder of record of 5,783 shares of Class A Common Shares.
On August 12, 2026, SCP sold 5,783 shares of Class A Common Shares at a weighted average price of $28.01 for aggregate proceeds of $162,000.
Other persons with the right to receive dividends or sale proceeds: The information set forth in Item 5(d) of the Original 13D is incorporated herein by reference.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: August 12, 2026

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 6 of the Original 13D is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: N/A

## Signatures
- Spark Capital II, L.P.: /s/ Alexa Lyons, Alexa Lyons, Authorized Signatory (09/04/2026)
- Spark Capital Founders' Fund II, L.P.: /s/ Alexa Lyons, Alexa Lyons, Authorized Signatory (09/04/2026)
- Spark Management Partners II, LLC: /s/ Alexa Lyons, Alexa Lyons, Authorized Signatory (09/04/2026)
- Spark Capital Partners, LLC: /s/ Alexa Lyons, Alexa Lyons, Authorized Signatory (09/04/2026)
- Santo Politi: /s/ Alexa Lyons, Attorney-in-Fact for Santo Politi (09/04/2026)
Comment: Signed pursuant to a Power of Attorney already on file with the appropriate agencies.